Exhibit 12.1

INTEL CORPORATION 2012 FORM 10-K

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

	Years Ended
(In Millions, Except Ratios)	Dec. 29, 2012		Dec. 31, 2011		Dec. 25, 2010		Dec. 26, 2009		Dec. 27, 2008
Earnings[1]	$15,057		$18,068		$16,221		$5,887		$8,002
Adjustments:
Add - Fixed charges	362		226		181		136		158
Subtract - Capitalized interest	(240)		(150)		(134)		(86)		(86)

Earnings and fixed charges (net of capitalized interest)	$15,179		$18,144		$16,268		$5,937		$8,074

Fixed Charges:
Interest[2]	$90		$41		$—		$1		$8
Capitalized interest	240		150		134		86		86
Estimated interest component of rental expense	32		35		47		49		64

Total	$362		$226		$181		$136		$158

Ratio of earnings before taxes and fixed charges, to fixed charges	42	x	80	x	90	x	44	x	51	x

[1]	After adjustments required by Item 503(d) of Regulation S-K.

[2]	Interest within provision for taxes on the consolidated statements of income is not included.